UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67452/ July 18, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14923

_____

In the Matter of   :
                                                            :
FLORIDA FIRST EQUITIES CORP. (n/k/a   :
   DATA IMAGING SERVICES, INC.),   :   ORDER MAKING FINDINGS AND
FOODQUEST, INC.,   :   REVOKING REGISTRATIONS BY
FOODVISION.COM, INC.,   :   DEFAULT AS TO SIX RESPONDENTS
FOREFRONT, INC. (f/k/a   :
   ANYOX RESOURCES, INC.),   :
FUTRONIX GROUP, INC.,   :
GENICOM CORP. (n/k/a OLDGEN, INC.), and :
GLOBAL ONLINE INDIA, INC.   :

_____

       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 20, 2012, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and they have violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 by failing to file required periodic reports with the Commission.

       Each Respondent was served with the OIP on June 21, 2012. All Respondents, except Florida First Equities Corp. (n/k/a Data Imaging Services, Inc.) (Florida First), are in default because they did not file an Answer, did not participate in the prehearing conference on July 13, 2012, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I deem the following allegations in the OIP to be true as to each Respondent, except Florida First. See 17 C.F.R. § 201.155(a). In a separate order, issued July 17, 2012, I granted Florida First until July 31, 2012, to decide whether to submit a signed offer of settlement.

Findings of Fact

       Foodquest, Inc. (Foodquest), Central Index Key (CIK) No. 889266, is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Foodquest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996, which reported a net loss of over $125,000 for the prior three months.

Foodvision.com, Inc. (Foodvision.com), CIK No. 1098995, is a forfeited Delaware corporation located in Marietta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Foodvision.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of over $4.3 million for the prior nine months. As of June 19, 2012, the company's stock, symbol "FVSN," was traded on the over-the-counter markets.

Forefront, Inc. (f/k/a Anyox Resources, Inc.) (Forefront), CIK No. 1071572, is a permanently revoked Nevada corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Forefront is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of over $1.1 million for the prior three months. On August 14, 2001, an involuntary Chapter 7 petition was filed against Forefront in the U.S. Bankruptcy Court for the Middle District of Florida; the case was terminated on March 7, 2006.

Futronix Group, Inc. (Futronix Group), CIK No. 1108703, is a permanently revoked Nevada corporation located in Homosassa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Futronix Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2002. On April 5, 2005, Futronix Group filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida; the case was terminated on January 11, 2007.

Genicom Corp. (n/k/a Oldgen, Inc.) (Genicom), CIK No. 766738, is a forfeited Delaware corporation located in Chantilly, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Genicom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended October 3, 1999, which reported a net loss of over $36,000 for the prior nine months. On March 10, 2000, Genicom filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware; the case was terminated on July 26, 2005.

Global Online India, Inc. (Global Online India), CIK No. 32866, is a void Delaware corporation located in Boone, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Online India is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $642,000 for the prior nine months. As of June 19, 2012, the company's stock, symbol "GOLX," was traded on the over-the-counter markets.

Conclusions of Law

Each Respondent, except Florida First, has failed to comply with Exchange Act Section 13(a) and the Exchange Act rules, which require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires all issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Foodquest, Foodvision.com, Forefront, Futronix Group, Genicom, and Global Online India, is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Foodquest, Inc., Foodvision.com, Inc., Forefront, Inc. (f/k/a Anyox Resources, Inc.), Futronix Group, Inc., Genicom Corp. (n/k/a Oldgen, Inc.), and Global Online India, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge